

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Mr. S. Gopalakrishnan
Chief Executive Officer
Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

> **Re: Infosys Technologies Limited**
> **Form 20-F for the Fiscal Year ended March 31, 2010**
> **Filed April 30, 2010**
> **File No. 000-25383**

Dear Mr. Gopalakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended March 31, 2010

Notes to the Consolidated Financial Statements

Note 1.6 Revenue recognition

1.   You disclose that software development and related services arrangements are accounted for either on a fixed-price, fixed-time frame or time and materials basis. You further disclose that revenue from fixed-price, fixed-time frame arrangements is recognized on the percentage-of-completion method. However, you also disclose in the third paragraph that for "arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components." Please tell us

how you recognize revenue separately for each of these three elements when accounted for within the percentage-of-completion method which would generally allow for the separate transactions being dealt with together.

2.   Please explain how you account for and value the maintenance services element for each of the arrangements where such services may be linked together with other elements. See paragraph 13 of IAS 18.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results for Fiscal 2010 compared to Fiscal 2009

3.   We note that you present your industry segment profit as a percentage of industry segment revenue but do not provide a discussion of the underlying reasons for the material changes. In addition, your discussion of the decline in revenues in your Europe geographic segment does not address the causes and whether there are any material trends which may impact future results. The decline appears to be reflected in part in your discussion of the loss of European telecom customers included in your industry segment discussion. Please explain the causes and trends that may be present and tell us how you considered providing this discussion. Refer to Financial Reporting Release 501.06.a. Similar concerns apply to your discussion of results for fiscal 2009 compared to fiscal 2008.

Quantitative and Qualitative Disclosures about Market Risk

Exchange rate risk

4.   We note that your functional currency is the Indian rupee and for fiscal 2010, 2009 and 2008, U.S. dollar denominated revenues represented 73.3%, 71.1% and 69.5% of total revenues, respectively. However, it does not appear that you have provided quantitative information about this market risk under one of the three alternatives provided by Item 11 of Form 20-F. Please tell us how you considered providing one of the three alternatives under Item 11 of Form 20-F showing the effect of foreign currency exchange risk.

5.   In view of your multiple foreign currency exchange rate risks as disclosed under "Components of Market Risk" please tell us how you have complied with Instruction 3.E under Item 11(a)(1)(ii) of Form 20-F.

6.   We note that you now have an investment in mutual fund units as of March 31, 2010, as disclosed in Note 2.2. We further note your investment in shares of OnMobile Systems Inc., USA. Tell us how you considered providing quantitative and qualitative disclosures related to equity price risk. Refer to Item 11 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant